Exhibit 99.1

Press Release

Eltek Reports 2022 First Quarter Financial Results

•	Revenues of $9.8 million in the first quarter of 2022 compared to $7.2 million in the first quarter of 2021

•	Gross profit of $2.0 million in the first quarter of 2022 compared to $1.1 million in the first quarter of 2021

•	Profit before income tax of $0.8 million in the first quarter of 2022 compared to $0.2 million in the first quarter of 2021

•	Net profit of $0.6 million in the first quarter of 2022 compared to net profit of $0.2 million in the first quarter of 2021

•	Net cash provided by operating activities of $0.3 million during the first quarter of 2022

•	Cash and cash equivalents as of March 31, 2022 were $9.1 million

Petach Tikva, Israel (May 18, 2022) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended March 31, 2022.

“The world's exit from the Covid-19 crisis, the increased demand for defense products and the continuation of the trend of shifting back high end PCB production to Western countries continue to have a positive impact on our Company's results of operations. The Company's backlog as of March 31, 2022 increased by 50% compared to the beginning of the year. Eltek is a key supplier to several major defense contractors and its revenues and backlog are influenced directly from the increased demand of their customers”, said Eli Yaffe, Chief Executive Officer of Eltek. “During the first quarter of 2022, we began our accelerated investment program at the Company's plant in Petach Tikva in order to cope with the increase in demand we forecast and the need for higher efficiency. The first phase of the plan includes investments in production lines and infrastructure amounting to $9 million. The total cost of our accelerated investment plan is expected to be $15 million. We are also continuing our efforts to increase our skilled workforce in order to expand our production capacity”, concluded Mr. Yaffe.

Highlights of the First Quarter of 2022 compared to the First Quarter of 2021

•	Revenues were $9.8 million in the first quarter of 2022 compared to revenues of $7.2 million in the first quarter of 2021;

•	Gross profit was $2.0 million (20.1% of revenues) in the first quarter of 2022 compared to $1.1 (15.9% of revenues) in the first quarter of 2021;

•	Operating profit was $0.7 million in the first quarter of 2022 compared to operating profit of $0.1 million in the first quarter of 2021;

•	Profit before income tax was $0.8 million in the first quarter of 2022 compared to $0.2 million in the first quarter of 2021;

•	Net profit was $0.6 million or $0.11 per fully diluted share for the first quarter of 2022 compared to net profit of $0.2 million or $0.04 per fully diluted share in the first quarter of 2021;

•	EBITDA was a $1.1 million (11% of revenues) in the first quarter of 2022 compared to EBITDA of $0.6 million (8% of revenues) in the first quarter of 2021;

•	Net cash provided by operating activities amounted to $0.3 million in the first quarter of 2022 compared to net cash provided by operating activities of $2.5 million in the first quarter of 2021;

•	Cash and cash equivalents as of March 31, 2022 were $9.1 million compared to $9.3 million as of December 31, 2021.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Wednesday, May 18, 2022, at 8:30am Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

at: 8:30am Eastern Time 5:30am Pacific Time 15:30pm Israel Time

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact
Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2022	2021

Revenues	9,755	7,205
Costs of revenues	(7,794)	(6,063)
Gross profit	1,961	1,142

Selling, general and administrative expenses	1,293	1,000
R&D expenses, net	17	-
Operating profit	651	142

Financial income, net	121	104
Other income (loss), net	-	(2)
Profit before income tax	772	244

Tax expenses	140	15
Net Profit	632	229

Earnings per share
Basic and diluted net profit per ordinary share	0.11	0.04

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,843	5,840

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,843	5,866

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	9,054	9,283
Receivables: Trade, net of provision for doubtful accounts	8,043	7,021
Other	856	798
Inventories	5,469	4,893
Prepaid expenses	582	586

Total current assets	24,004	22,581

Long term assets
Restricted deposits	222	226
Severance pay fund	65	66
Deferred tax assets and long term tax receivables, net	3,348	3,563
Operating lease right of use assets	8,536	8,979
Total long term assets	12,171	12,834

Fixed assets, less accumulated depreciation	7,192	7,368

Total Assets	43,367	42,783

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	783	708
Accounts payable: Trade	4,568	4,044
Other	4,011	3,577
Short-term operating lease liabilities	861	931

Total current liabilities	10,223	9,260

Long-term liabilities
Long term debt, excluding current maturities	3,631	3,921
Employee severance benefits	339	344
Long-term operating lease liabilities	7,814	8,186

Total long-term liabilities	11,784	12,451

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,849,678 at March 31. 2022 and 5,840,357 at December 31, 2021	5,305	5,296
Additional paid-in capital	22,862	22,846
Cumulative foreign currency translation adjustments	3,294	3,716
Capital reserve	1,340	1,287
Accumulated deficit	(11,441)	(12,073)
Shareholders' equity	21,360	21,072
Total liabilities and shareholders' equity	43,367	42,783

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2022	2021
	Unaudited

GAAP net Income	632	229
Add back items:

Financial income, net	(121)	(104)
Income tax expenses	140	15
Depreciation and amortization	435	443
Non-GAAP EBITDA	1,086	583

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended
	March 31,
	2022	2021

Cash flows from operating activities:

Net Income	632	229

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	435	443
Stock-based compensation	53	7
Decrease in deferred tax assets and long term tax receivable	140	8
	628	458

Decrease (increase) in operating lease right-of-use assets	4	4
Decrease (increase) in trade receivables	(1,160)	3,028
Decrease (increase) in other receivables and prepaid expenses	(82)	(220)
Decrease (increase) in inventories	(674)	(502)
Increase (decrease) in trade payables	485	(200)
Increase (decrease) in other liabilities and accrued expenses	506	(323)
Increase (decrease) in employee severance benefits, net	2	(6)
	(919)	1,781

Net cash provided by operating activities	341	2,468

Cash flows from investing activities:
Purchase of fixed assets	(289)	(208)
Net cash used in investing activities	(289)	(208)

Cash flows from financing activities:
Short- term bank credit, net	-	(377)
Exercise of options	25	-
Repayment of long-term loans from bank	(114)	(38)
Repayment of credit from fixed asset payables	(3)	(11)
Net cash used in financing activities	(92)	(426)

Effect of translation adjustments	(189)	(163)

Net increase (decrease) in cash and cash equivalents	(229)	1,671

Cash and cash equivalents at beginning of the period	9,283	4,735

Cash and cash equivalents at period end	9,054	6,406